SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                           ------------

                         SCHEDULE 14D-1/A
                        (AMENDMENT NO. 7)
            TENDER OFFER STATEMENT PURSUANT TO SECTION
         14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                           ------------

                            ALUMAX INC.
                     (NAME OF SUBJECT COMPANY)

                       AMX ACQUISITION CORP.
                   A WHOLLY OWNED SUBSIDIARY OF
                    ALUMINUM COMPANY OF AMERICA
                             (BIDDERS)


              COMMON STOCK, PAR VALUE $.01 PER SHARE
                 (TITLE OF CLASS OF SECURITIES)


                            022197 10 7
              (CUSIP NUMBER OF CLASS OF SECURITIES)


                     LAWRENCE R. PURTELL, ESQ.
                    ALUMINUM COMPANY OF AMERICA
                          425 SIXTH AVENUE
                   PITTSBURGH, PENNSYLVANIA 15219
                      TELEPHONE:  (412) 553-4545
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
               NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)


                           With copies to:

                       J. MICHAEL SCHELL, ESQ.
                       MARGARET L. WOLFF, ESQ.
             SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           919 THIRD AVENUE
                      NEW YORK, NEW YORK 10022
                     TELEPHONE: (212) 735-3000


                            JUNE 17, 1998




      This Amendment No. 7 to the Tender Offer Statement on Schedule 14D-1 relates to the offer by AMX Acquisition Corp., a Delaware corporation (the "Purchaser"), and a wholly owned subsidiary of Aluminum Company of America, a Pennsylvania corporation (the "Parent"), to purchase up to 27,000,000 shares of common stock, par value $.01 per share (the "Shares"), of Alumax Inc., a Delaware corporation (the "Company"), at a price of $50.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated March 13, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). Defined terms used but not otherwise defined herein shall have the meanings set forth in the Offer to Purchase.


 ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

      Item 6 is hereby amended and supplemented by adding to the end thereof the following:

            "The Offer expired at 5:00 p.m., New York City time, on Tuesday, June 16, 1998. Subject to final verification, as of that time 48,735,112 Shares had been validly tendered and not withdrawn pursuant to the Offer. The Purchaser purchased 27,540,000 Shares in the Offer (including Shares tendered pursuant to notices of guaranteed delivery). Accordingly, the preliminary proration factor is 56.51%. A copy of the press release announcing the expiration of the Offer is attached hereto as Exhibit (a)(8)(vi) and is incorporated herein by reference."


 ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

      Item 11 is hereby amended and supplemented by adding the following
 Exhibit:



       (a)(8)(vi)  -- Press Release issued by the Parent on June 17, 1998.




                                SIGNATURE


      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                   AMX Acquisition Corp.


                                   By: /s/ Richard B. Kelson
                                      -----------------------------------

                                      Name:  Richard B. Kelson

                                      Title: Vice President and Treasurer



 Dated: June 17, 1998



                                 SIGNATURE


      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                   Aluminum Company of  America




                                   By: /s/ Richard B. Kelson
                                      -----------------------------------

                                      Name:  Richard B. Kelson

                                      Title: Executive Vice President and
                                               Chief Financial Officer


 Dated: June 17, 1998



                               EXHIBIT INDEX


 EXHIBIT                                                 PAGE IN SEQUENTIAL
   NO.                                                    NUMBERING SYSTEM


 (a)(8)(vi)      Press Release issued by the Parent on
                 June 17, 1998.